(HQH)

ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 14, 2005 at 9:00am. The Shareholders voted to elect one Trustee of the Fund to hold office for a term of three years or until his respective successor shall have been duly elected and qualified. The following votes were cast with respect to the nominee.

				For		Withheld
Henri A. Termeer		18,856,819	846,114

The nominee was elected to serve until the 2008 Annual Meeting.
Lawrence S. Lewin, Daniel R. Omstead, Ph.D., and Uwe E.
Reinhardt, Ph.D. will serve until the 2006 Annual Meeting.
Trustees serving until the 2007 Annual Meeting are Robert P.
Mack, M.D., Eric Oddleifson, and Oleg Pohotsky.

The Shareholders ratified the appointment of Deloitte &
Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2005 by the following votes.

				For		19,554,898
				Against	       72,946
				Abstain	       75,088
				No Vote	                2